FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of March 2003 (March 28, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News Corporation Limited dated March 27, 2003.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


					THE NEWS CORPORATION LIMITED



Date:	March 28, 2003			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





			EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated March 27, 2003.						6


































EXHIBIT A



News Corporation
N E W S R E L E A S E
For Immediate Release

News Corporation and Liberty Media Corporation
Announce Potential Investment By Liberty Media
In News Corporation
_____________________
NEW YORK, NY, and ENGLEWOOD, CO, March 27, 2003: News Corporation and Liberty Media Corporation today announced an agreement under which Liberty has the right, within the next six months, to acquire $500 million in News Corp. preferred limited voting ordinary ADRs, at $21.50 per ADR.

If Liberty does not exercise its right, News Corp. can require Liberty to purchase $500 million of News Corp. preferred limited voting ordinary ADRs, at $21.50 per ADR, should News Corp. acquire an ownership interest in Hughes Electronics Corporation within two years.

News Corporation (NYSE: NWS, NWS/A; ASX: NCP, NCPDP) had total assets as of December 31, 2002 of approximately US$40 billion and total annual revenues of approximately US$16 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

Liberty Media Corporation (NYSE: L, LMC.B) owns interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses. Liberty Media and its affiliated companies operate in the United States, Europe, South America and Asia with some of the world's most recognized and respected brands, including Encore, STARZ!, Discovery, QVC and Court TV.

Contacts:

News Corporation: 	Press: Andrew Butcher 212-852-7070
			Investors: Reed Nolte 212-852-7092

Liberty Media Corporation: Mike Erickson 877-772-1518



1211 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036 newscorp.com